82-34639



AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net


05007657

SEC#82-5258


SEC MAIL PROCESSING
RECEIVED
APR 2 5 2005
WASH, D.C.
185
SECTION

14 April 2005

SUPPL

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 14 April 2005.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
MAY 0 6 2005
THOMSON
FINANCIAL

Neil Leggett
Company Secretary



Company Announcement

14 April 2005

Agenix to access 10,000 hospital laboratories with Axis-Shield agreement

Agenix Limited (OTC: AGXLY, ASX: AGX) today announced its subsidiary, Agen Biomedical, and international in vitro diagnostics company, Axis-Shield plc, have signed an agreement that will see a new Deep Vein Thrombosis and Pulmonary Embolism test supplied to hospital laboratories around the world.

Axis-Shield will produce a D-dimer assay using AGEN's proprietary 3B6 D-dimer antibody, the antibody recognised as the world leader in detecting abnormal levels of blood clotting proteins, and introduce it onto Abbott Laboratories' AxSYM analyser.

The AxSYM analyser is installed in over 10,000 clinical laboratories around the world to process a variety of immunodiagnostic assays, and in 2003 Abbott agreed a contract for Axis-Shield to produce the next range of menu additions for this versatile high-throughput laboratory analyser..

Under the license and supply agreement, AGEN will grant Axis-Shield a 3B6 D-dimer license to produce the new assay and supply the antibody for ongoing use in the AxSYM analyser. First shipment of antibody to develop the assay has already taken place.

Agenix Managing Director, Mr Don Home, said the agreement has dual benefit to the company.

"This agreement will create new revenues, and it increases awareness of our 3B6 antibody as the world leader in helping to detect the potentially fatal conditions of PE and DVT," Mr Home said.

Today's agreement is the latest in a number of recent actions to increase market penetration of AGEN's D-dimer antibody. The company has also:

- Signed a licensing agreement for San Diego-based Biosite Inc to manufacture a point-of-care test for D-dimer
- Signed an exclusive agreement with Inverness Medical Innovations Inc to distribute Agenix's *Simplify*™ D-dimer point-of-care test globally
- Finalised distribution deals with a number of other international partners

"The instances of DVT and PE are rising, and doctors are increasingly aware that the current inadequate diagnosis of these diseases can be dramatically improved with greater access to D-dimer tests," Mr Home said.

"The AGEN D-dimer antibody has been recognised as the world leader for many years, and by increasing our distribution channels and confirming the widespread clinical utility of our antibody we are well positioned to grow as the market for these tests increases."

Axis-Shield is headquartered in Dundee, UK, and specialises in the development, manufacture and marketing of innovative proprietary diagnostics kits in areas of clinical need, including cardiovascular and neurological diseases, rheumatoid arthritis, alcohol abuse and diabetes.

ENDS

For more information contact:

Mr Donald Home
Agenix Limited
Ph: +61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health

ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 130 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com